082-35057

Amorfix Life Sciences Ltd.

(a development stage company)

Financial Statements

Third Quarter Ended December 31, 2006
Fiscal 2007

These unaudited interim financial statements were not reviewed by external auditors.

Trading symbol: TSX-V: AMF

For more information please contact:
James Parsons, CFO
Email: james.parsons@amorfix.com

www.amorfix.com

dw 3/12

Amorfix Life Sciences Ltd.

(a development stage company)
Interim Balance Sheets

	December 31, 2006 $ (unaudited)	March 31, 2006 $ (audited)
Assets		
Current assets		
Cash	2,316,607	113,794
Short-term investments	3,585,335	5,251,935
Amounts receivable	146,429	80,386
Tax credits receivable	91,300	-
Prepaid expenses	34,488	16,201
Total current assets	6,174,159	5,462,316
Property and equipment, net	183,785	85,089
Technology rights, net (note 3)	5,947	-
	6,363,891	5,547,405
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	315,505	247,878
Total current liabilities	315,505	247,878
Shareholders' Equity		
Common shares (note 4)	9,829,507	6,692,671
Warrants and options (note 5)	755,118	738,874
Deficit	(4,536,239)	(2,132,018)
	6,048,386	5,299,527
	6,363,891	5,547,405

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.
(a development stage company)
Interim Statement of Operations
(Unaudited)

	Three Months Ended December 31, 2006 $	Three Months Ended December 31, 2005 $	Nine Months Ended December 31, 2006 $	Nine Months Ended December 31, 2005 $	Period from January 23, 2004 (inception) to December 31, 2006 $
Revenues					
Interest earned	66,140	15,404	170,999	18,225	207,506
Expenses					
Research and development	698,711	300,338	1,977,976	628,195	3,145,746
General and administrative	218,852	172,699	564,283	270,918	1,070,906
Amortization expense	11,955	1,032	32,961	5,833	44,204
Interest	-	-	-	1,923	3,196
	929,518	474,069	2,575,220	906,869	4,264,052
Loss before the undernoted	(863,378)	(458,665)	(2,404,221)	(888,644)	(4,056,546)
Costs related to reverse takeover of Luxor	-	-	-	(479,693)	(479,693)
Loss for the period	(863,378)	(458,665)	(2,404,221)	(1,368,337)	(4,536,239)
Basic and diluted loss per shares	(0.03)	(0.02)	(0.08)	(0.08)	
Weighted average number of common shares outstanding	32,381,509	24,011,841	30,822,956	17,514,608	

See accompanying notes to the interim financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity from Inception to December 31, 2006

(Unaudited)	Common shares		Warrants and options		
	Number	Amount $	Number	Amount $	Deficit $
Issuance of common shares for cash at $0.00001 per share at inception - January 23, 2004	1	-	-	-	-
Issuance of common shares for cash at $0.00001 per share	23,687,499	236	-	-	-
Issuance of common shares for acquired technology at $0.00001 per share	1,250,000	13	-	-	-
Issuance of common shares for cash at $0.08 per share, net of cash issue costs	9,375,000	657,756	-	-	-
Common share purchase warrants issued as agents' compensation	-	(30,845)	812,500	30,845	-
Loss for the period	-	-	-	-	(165,004)
Balance - March 31, 2005	34,312,500	627,160	812,500	30,845	(165,004)
Loss for the period	-	-	-	-	(154,629)
Balance - June 30, 2005	34,312,500	627,160	812,500	30,845	(319,633)
Issuance of common share units for cash at $0.20 per unit, net of cash issue costs	15,000,000	2,433,456	7,500,000	270,384	-
Agent options issued as agents' compensation	-	(62,400)	1,200,000	62,400	-
Balance - September 20, 2005, immediately prior to amalgamation	49,312,500	-	9,512,500	-	-
Exchange of Amorfix shares, warrants and options for shares, warrants and options in Amalco on September 21, 2005 at 2.5:1 ratio	19,725,000	-	3,805,000	-	-
Exchange of Luxor shares, warrants and options for shares, warrants and options in Amalco on September 21, 2005 at 1:1 ratio	4,125,000	-	310,000	-	-
Ascribed value of Luxor shares, warrants and options	-	343,075	-	3,385	-
Amalgamation costs	-	(141,778)	-	-	-
Issuance of shares as a cost of the amalgamation	100,000	50,000	-	-	-
Issuance of success warrants as a cost of the amalgamation	-	-	750,000	156,750	-
Issuance of stock options	-	-	1,152,000	-	-
Stock-based compensation	-	-	-	17,078	-
Loss for the period	-	-	-	-	(755,043)
Balance - September 30, 2005	23,950,000	3,249,513	6,017,000	540,842	(1,074,676)
Exercise of replacement options	160,000	33,651	(160,000)	(1,651)	-
Issuance of stock options	-	-	111,000	-	-
Stock-based compensation	-	-	-	99,531	-
Loss for the period	-	-	-	-	(458,665)
Balance - December 31, 2005	24,110,000	3,283,164	5,968,000	638,722	(1,533,341)
Issuance of common share units to OGI for cash at $0.50 per unit, net of cash issue costs	100,000	33,233	50,000	7,112	-
Issuance of common shares for cash at $0.85 per share, net of cash issue costs	4,058,823	3,141,967	-	-	-
Common share purchase warrants issued as agents' compensation	-	(114,458)	270,586	114,458	-
Exercise of stock options	18,000	15,408	(18,000)	(6,408)	-
Exercise of warrants	604,250	333,357	(604,250)	(47,370)	-
Issuance of stock options	-	-	90,000	-	-
Stock-based compensation	-	-	-	32,360	-
Loss for the period	-	-	-	-	(598,677)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity from Inception to December 31, 2006...*continued*

(Unaudited)	Common shares		Warrants and options		
	Number	Amount $	Number	Amount $	Deficit Amount $
Balance - March 31, 2006	28,891,073	6,692,671	5,756,336	738,874	(2,132,018)
Exercise of options	89,052	78,365	(89,052)	(11,577)	-
Exercise of warrants	849,500	629,117	(849,500)	(73,942)	-
Issuance of stock options	-	-	307,500	-	-
Stock-based compensation	-	-	-	172,413	-
Loss for the period	-	-	-	-	(764,369)
Balance - June 30, 2006	29,829,625	7,400,153	5,125,284	825,768	(2,896,387)
Issuance of common shares for cash at $1.45 per share	289,187	422,213	-	-	-
Issuance of common share units to OGI for cash at $1.05 per unit	47,619	41,338	23,810	8,662	-
Exercise of options	263,800	230,344	(263,800)	(51,244)	-
Exercise of warrants	761,500	639,757	(761,500)	(68,632)	-
Issuance of stock options	-	-	40,000	-	-
Stock-based compensation	-	-	-	80,459	-
Loss for the period	-	-	-	-	(776,474)
Balance - September 30, 2006	31,191,731	8,733,805	4,163,794	795,013	(3,672,861)
Exercise of options	9,600	9,863	(9,600)	(2,303)	-
Exercise of warrants	1,323,098	1,085,839	(1,323,098)	(130,615)	-
Expired warrants	-	-	(36,652)	-	-
Issuance of stock options	-	-	90,000	-	-
Stock-based compensation	-	-	-	93,023	-
Loss for the period	-	-	-	-	(863,378)
Balance - December 31, 2006	32,524,429	9,829,507	2,884,444	755,118	(4,536,239)

Amorfix Life Sciences Ltd.

(a development stage company)
Interim Statements of Cash Flows
(Unaudited)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Nine Months Ended December 31, 2006	Nine Months Ended December 31, 2005	Period from January 23, 2004 (inception) to December 31, 2006
	$	$	$	$	$
Cash provided by (used in)					
Operating activities					
Loss for the period	(863,378)	(458,665)	(2,404,221)	(1,368,337)	(4,536,239)
Amortization of property and equipment	11,604	1,032	31,908	5,833	43,151
Amortization of technology rights	351	-	1,053	-	1,053
Stock-based compensation	93,023	99,531	345,895	116,609	494,864
Non-cash interest expense	-	-	-	1,923	2,673
Non-cash costs related to reverse takeover of Luxor	-	-	-	232,442	232,442
Changes in non-cash working capital	42,962	(148,405)	(108,003)	(32,523)	(47,174)
	(715,438)	(506,507)	(2,133,368)	(1,044,053)	(3,809,230)
Investing activities					
Purchase of short-term investments	(25,243)	-	(4,463,711)	(3,100,000)	(10,813,711)
Sale of short-term investments	992,103	550,000	6,130,311	800,000	7,228,376
Purchase of property and equipment	(24,643)	(25,367)	(130,604)	(71,571)	(226,936)
Purchase of technology rights	0	-	(7,000)	-	(7,000)
	942,217	524,633	1,528,996	(2,371,571)	(3,819,271)
Financing activities					
Issuance of common shares, net of cash issue costs	-	-	422,213	2,703,840	4,222,185
Issuance of common share units, net of cash issue costs	-	-	50,000	-	2,794,185
Issuance of common shares on exercise of warrants	955,224	-	2,081,524	-	2,367,512
Issuance of common shares on exercise of options	7,560	32,000	253,448	32,000	294,448
Cash acquired on reverse takeover of Luxor	-	-	-	141,778	141,778
Issuance of promissory note	-	-	-	100,000	125,000
	962,784	32,000	2,807,185	2,977,618	9,945,108
Net increase (decrease) in cash	1,189,563	50,126	2,202,813	(438,006)	2,316,607
Cash - Beginning of period	1,127,044	62,714	113,794	550,846	-
Cash - End of period	2,316,607	112,840	2,316,607	112,840	2,316,607
Supplemental cash flow information					
Common shares, warrants and options issued on reverse takeover	-	346,459	-	346,459	346,459
Common share purchase warrants issued as agent's compensation	-	176,858	-	176,858	207,703
Promissory note plus accrued interest eliminated on amalgamation	-	127,673	-	127,673	127,673
Non-cash amalgamation costs applied to common shares	-	141,778	-	141,778	141,778

See accompanying notes to the interim financial statements.

The accompanying notes are an integral part of these financial statements.

1 Basis of presentation and nature of operations

These unaudited interim financial statements of Amorfix Life Sciences Ltd. (the company or Amorfix) have been prepared by management in accordance with generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not contain all the disclosures required by Canadian GAAP for annual financial statements. These financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2006 as they follow the same accounting policies and methods of application as these audited financial statements.

Amorfix was incorporated under the Canada Business Corporations Act on January 23, 2004 and operated as a private company until September 21, 2005. These financial statements reflect the reverse takeover by Amorfix Life Sciences Ltd. of Luxor Developments Inc. (Luxor), a capital pool company, under the policies of the TSX Venture Exchange (the Exchange). The reverse takeover by Amorfix was approved by the shareholders of each company and was completed on September 21, 2005. The amalgamated company (Amalco) was named Amorfix Life Sciences Ltd.

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. The company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has not earned any revenue to date.

The company's success is dependent on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates. The successful completion of these activities is necessary to allow the company to continue research and development activities and the commercialization of its products. It is not possible to predict either the outcome of future research and development programs or the company's ability to fund these programs going forward.

2 Amalgamation

a) On June 7, 2005, the company signed an amalgamation agreement with Luxor under which the two companies merged to form Amalco to continue the business carried on by Amorfix. Effective September 21, 2005, the share capital of the two companies was exchanged for Amalco securities. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

b) These financial statements reflect the assets, liabilities and results of operations of Amorfix prior to the reverse takeover and the combined assets, liabilities and results of operations of the company and Luxor subsequent to the reverse takeover. The comparative results of operations and cash flows for the nine months ended December 31, 2005 include the accounts of Amorfix prior to the reverse takeover transaction. All share information presented in these notes has been adjusted to reflect the number and value of post-amalgamation Amorfix shares, warrants and options.

c) As required by the Exchange, on amalgamation, a total of 10,455,000 common shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares are released from escrow as follows: 10% on issuance of the final exchange bulletin dated September 30, 2005; and 15% at the end of each subsequent six-month period thereafter. As at December 31, 2006, 6,273,000 common shares remain in escrow.

3 Technology rights

On April 4, 2006, the company acquired certain additional SOD1 technologies owned by Dr. Neil Cashman for a nominal amount. The company also entered into an agreement on the same date to licence exclusive rights to these SOD1 technologies from Dr. Cashman's co-inventors at the University Health Network (UHN). As consideration for the licence, the company paid $5,000 in cash and committed to fund $260,000 of SOD1 research at UHN, to pay small commercial royalties and to make milestone payments as follows:

i) Diagnostics - $15,000 in pre-commercial milestones and $100,000 on first product approval; and
ii) Therapeutics - $300,000 in clinical milestones and $200,000 on first product approval.

The company also received a buy-out option from UHN to allow the company to acquire the technologies prior to commercialization.

4 Share capital

The company has authorized an unlimited number of common shares and preferred shares and has issued 32,524,429 common shares and no preferred shares as at December 31, 2006.

a) **Private Placement – common shares**

On August 3, 2006, the Company entered into a research and investment agreement with Biogen Idec of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to Amorfix's technology to develop and commercialize therapeutic products directed against the neurodegenerative disease Amyotrophic Lateral Sclerosis (ALS).

On closing, Biogen Idec subscribed for common shares of Amorfix in the amount of US$375,000 representing 289,187 common shares at a price of Cdn $1.46 per common share. Over the period of the option, Biogen Idec may subscribe for additional common shares of Amorfix in the amount of US$375,000 based on the achievement of predefined research milestones. If Biogen Idec exercises its option, Amorfix will receive an upfront payment and potential milestone payments in excess of US$25 million under the license agreement. Amorfix will also receive royalties on commercial product sales. If the option is exercised, Biogen Idec will be responsible for completing preclinical and clinical development, regulatory approvals, manufacturing and commercialization.

b) **Private Placement – common share units**

On September 11, 2006, the Ontario Genomics Institute (OGI) subscribed for 47,619 common share units of the company at a price per unit of $1.05 for gross proceeds of $50,000. Each common share unit consisted of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles OGI to acquire one common share at an exercise price of $1.05 per share until September 11, 2008.

The allocation of the $1.05 common share unit issue price to the common shares and the one-half common shares purchase warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.87 per share and the one-half common share purchase warrants were allocated a price of $0.18. Assumptions used to determine the value of the common share purchase warrants were: dividend yield 0.0%; risk-free interest rate 4.3%; expected volatility 73; and average expected life of 24 months.

5 Warrants and options

a) The company has issued warrants and options for the purchase of common shares. All outstanding warrants are exercisable. As at December 31, 2006, the following warrants and options (other than stock options) were outstanding:

	Exercise price $	Number outstanding	Expiry date
Agent options	0.75	196,148	April 3, 2007
Success warrants	0.50	650,000	September 21, 2007
Agent options	0.85	266,986	September 24, 2007
OGI warrants (tranche 1)	0.90	50,000	January 30, 2008
OGI warrants (tranche 2)	1.05	23,810	September 11, 2008
		1,186,944	

During the nine months ended December 31, 2006, the company issued 437,500 stock options with a fair value of $356,228 and recorded a stock-based compensation expense of $345,895. The fair value of the stock options granted in the nine months ended December 31, 2006 was estimated using the Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0.0%; (ii) expected volatility of 73 – 106%; (iii) risk-free interest rate of 3.9 – 4.3%; and (iv) expected life of 5 years.

6 Comparative Financial Statements

The comparative financial statements have been reclassified from statements previously presented to conform with the presentation of the fiscal 2007 financial statements.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, James Parsons, CFO of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 28, 2007

Signed "*James Parsons*"

James Parsons
CFO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, George Adams, President and CEO of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 28, 2007

Signed "*George Adams*"

George Adams
President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF AMORFIX LIFE SCIENCES LTD.

FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2006 AND 2005

The following information for Amorfix Life Sciences Ltd. (the "company" or "Amorfix") prepared as of February 21, 2007 should be read in conjunction with the company's December 31, 2006 Quarterly Financial Statements and in conjunction with the company's March 31, 2006 annual audited financial statements and related notes and Management's Discussion and Analysis of Operating Results and Financial Condition which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

This management discussion and analysis contains forward-looking statements regarding our financial condition and the results of operations that are based upon on the management's current expectations, estimates, projections and assumptions. Our actual results could differ materially from those expressed or implied in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and should review the "Risks and Uncertainties" described in the Management's Discussion and Analysis of Operating Results and Financial Condition accompanying the March 31, 2006 annual audited financial statements.

Risks and Uncertainties

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside our control. We are subject to risks associated with the biotechnology industry, including risks inherent in research and development, commencement, completion and results of preclinical and clinical studies, the controlled use of hazardous materials, uncertainties related to product approval and decisions of regulatory agencies with respect to our diagnostic and therapeutic product candidates, the lack of product revenue and our history of losses in the development stage, enforcement and protection of our intellectual property, the requirement and the ability to raise additional capital, potential competitors, the ability to attract and maintain relationships with collaborative partners, dependence on key personnel, government regulations, and the ability to successfully market our diagnostic and therapeutic candidates. Further, the following analysis must be read in conjunction with various risk factors such as general economic conditions and other risk factors, including, without limitation, those outlined herein.

Amalgamation with Luxor Developments Inc. ("Luxor")

On June 7, 2005, the company signed an amalgamation agreement with Luxor under which the two companies merged to form Amalco to continue the business carried on by Amorfix. Effective September 21, 2005, the share capital of the two companies was exchanged for Amalco securities. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

The financial statements of the company reflect the assets, liabilities and results of operations of Amorfix prior to the reverse takeover and the combined assets, liabilities and results of operations of the company and Luxor subsequent to the reverse takeover. The comparative results of operations and cash flows for the three months ended and six months ended September 30, 2005 are those of Amorfix prior to the reverse takeover transaction.

All share and earnings per share information presented has been adjusted to reflect the number and value of post-amalgamation Amorfix shares, warrants and options.

As required by the TSX Venture Exchange, on amalgamation, a total of 10,455,000 common shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares are released from escrow as follows: 10% on issuance of the final exchange bulletin dated September 30, 2005; and 15% at the end of each subsequent six-month period thereafter. As at December 31, 2006, 6,273,000 common shares remain in escrow.

Overview

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMP) are prevalent. These include Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE) or "mad cow disease" and the human form variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD).

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, upfront payments, research funding or otherwise. The company's success is dependent on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates. The successful completion of these activities is necessary to allow the company to continue research and development activities and the commercialization of its products. It is not possible to predict either the outcome of future research and development programs or the company's ability to fund these programs going forward.

Amorfix's lead program is the development of an ante-mortem blood screening assay for the detection of infectious vCJD prions. There have been four reported cases in the United Kingdom of transfusion of infected blood that has led to transmission of vCJD. There is an immediate need for a blood screening test that can detect prions in blood to ensure the safety of blood transfusion systems. The Company has now developed a prototype commercial detection assay on a high-throughput 96-well platform and is engaged in completing the final commercial design, product scale up, establishing supplier relationships, manufacturing, and regulatory approval. The current regulatory process for product validation includes the use of preclinical animal models of a prion disease as sufficient human blood samples do not exist to validate all commercial tests. Validation will also include demonstration of a satisfactory false positive rate (specificity) based on the testing of a large number of normal human blood samples.

Amorfix demonstrated leading sensitivity (ability to detect spiked prions) in the detection of human vCJD brain and spleen prions spiked into human plasma in the completion of a blinded panel administered by the National Institute for Biological Standards and Control (NIBSC) in the United Kingdom in the summer of 2006. The NIBSC final report on the results of the seven academic laboratories or companies that completed the panel has not yet been published although Amorfix and another company have independently published their results at international conferences demonstrating similar levels of sensitivity with their assays. Information on the specificity of competing assays has not been available to the Company. Once the final commercial design of the Amorfix EP-vCJD™ assay has been sufficiently tested for sensitivity and reproducibility, the Company will establish the specificity of its assay using a large number of normal controls.

The Company's initial target markets are those countries that had the highest incidences of BSE-positive cattle. The blood transfusion market in Western Europe, for example, represents approximately 10,000,000 annual blood donations in the United Kingdom, France and Germany combined. The Company is in the process of completing its final commercial design, contracting with suppliers for kit components, scaling up and manufacturing kit components, implementing ISO 14385 and validating its assay for regulatory approval. There can be no certainty that Amorfix will be successful at commercializing its assay. The Company believes that its first revenues from its EP-vCJD™ will be generated at the end of 2007 or early 2008.

Results of Operations

Amorfix was formed in January 2004 to commercialize the epitope protection (EP) technologies discovered at the University of Toronto by Dr. Neil Cashman and Dr. Marty Lehto. No expenses were incurred by the company until September 2004. The net loss for the nine months ended December 31, 2006 was $2,404,221 compared to $1,368,337 in the comparable period which included a charge of $479,693 for costs related to the reverse takeover of Luxor. The lower loss for the nine months ended December 31, 2005 reflected lower expenses as the Company was in the process of seeking additional

financing prior to an expansion of its research and development efforts which occurred after the September 2005 financing and amalgamation.

For the three and nine months ended December 31, 2006, the investment income was significantly higher than the comparable period due to the investment of higher cash balances resulting mainly from private placement financings completed in September 2005 and March 2006 and from higher short-term interest rates in fiscal 2007.

For the three months ended December 31, 2006 and 2005, research and development salaries and personnel-related expenses were $506,251 and $236,974, respectively, and laboratory and research and development program expenses amounted to $189,667 and $63,364, respectively. For the nine months ended December 31, 2006 and 2005, research and development salaries and personnel-related expenses were $1,387,276 and $485,491, respectively, and laboratory and research and development program expenses amounted to $587,907 and $142,704, respectively. Salary and personnel-related costs were higher in the three and nine months ended December 31, 2006 due mainly to an expansion of the vCJD diagnostic research team after the September 2005 financing which continued as the development program progressed. In fiscal 2007, the Company also initiated and staffed the Alzheimer's diagnostic development program in Toronto and our ALS therapeutic program in Vancouver. Laboratory and program expenses were higher in the three and nine months ended December 31, 2006 reflecting the research activities of a larger research and development staff and a broader pipeline of programs as compared to the prior year comparable periods.

General and administration costs for the three and nine months ended December 31, 2006 were $46,153 and $293,365 higher than the comparable periods, respectively, due mainly to higher legal costs associated with partnering efforts and higher shareholder relations expenses than in the comparable periods.

Liquidity and Capital Resources

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, research funding or otherwise. As of December 31, 2006 the accumulated deficit was $4,536,239.

Operations have been financed since inception through the sale of equity securities and the conversion of common share purchase warrants, agent's compensation warrants and options and stock options.

On August 3, 2006 the Company entered into a research and investment agreement with Biogen Idec of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to Amorfix's technology to develop and commercialize therapeutic products directed against the neurodegenerative disease Amyotrophic Lateral Sclerosis (ALS). Biogen Idec subscribed for common shares of Amorfix in the amount of US$375,000 representing 289,187 common shares at a price of Cdn $1.46 per common share. Over the period of the option, Biogen Idec may subscribe for additional common

shares of Amorfix in the amount of US$375,000 based on the achievement of predefined research milestones.

On September 11, 2006, the Ontario Genomics Institute (OGI) subscribed for 47,610 common share units of the company at a price per unit of $1.05 for gross proceeds of $50,000. Each common share unit consisted of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles OGI to acquire one common share at an exercise price of $1.05 per share until September 11, 2008.

During the three and nine months ended December 31, 2006, Amorfix received $962,784 and $2,334,972, respectively, through the issuance of common shares on the exercise of warrants and options.

Working capital at December 31, 2006 was $5,844,681. The Company believes that existing working capital is sufficient to satisfy the anticipated cash requirements of the business over the next 12 months.

As of December 31, 2006, the company had 1,186,944 warrants and options outstanding (excluding stock options) that have expiry dates between April 2007 and September 2008 with exercise prices ranging from $0.50 to $1.05 per share. If exercised in full, the Company would raise an additional $0.77 million.

Amorfix's working capital requirements may fluctuate in future periods depending on numerous factors, including: results of research and development activities; progress or lack of progress in our diagnostic assay development, preclinical studies or clinical trials; our diagnostic and therapeutic material requirements to support development programs; our ability to establish corporate collaborations and licensing agreements; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; our business development activities; new regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or our commercialization activities, if any.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. No preferred shares have been issued to date.

The number of issued and outstanding common shares of Amorfix as at December 31, 2006 was 32,524,429. From January 1, 2007 to February 21, 2007, no additional common shares were issued from the exercise of warrants and options.

Warrants and Options

The following tables reflect the activity of the warrants and options (other than stock options) for the nine months ended December 31, 2006 and to the date of this

Management's Discussion and Analysis, and reflect the potential cash proceeds to the Company on exercise of these instruments:

	Common share Purchase Warrants		Agent Warrants		(Luxor) Warrants		Success Warrants	
Exercise price	$0.75		$0.20		$0.20		$0.50	
Expiry date	October 3, 2006		December 31, 2006		May 6, 2007		September 21, 2007	
	#	$	#	$	#	$	#	$
Opening balance, April 1, 2006	2,699,750	2,024,813	123,500	24,700	47,500	9,500	750,000	375,000
Issued	-	-	-	-	-	-	-	-
Exercised	(2,663,098)	(1,997,324)	(123,500)	(24,700)	(47,500)	(9,500)	(100,000)	(50,000)
Expired	(36,652)	(27,489)	-	-	-	-	-	-
Closing balance, December 31, 2006	-	-	-	-	-	-	650,000	325,000
Exercised	-	-	-	-	-	-	-	-
Closing balance, February 21, 2007	-	-	-	-	-	-	650,000	325,000

	OGI Warrants		OGI Warrants		Agent Options		Agent Options	
Exercise price	$0.90		$1.05		$0.75		$0.85	
Expiry date	January 30, 2008		September 11, 2008		April 3, 2007		September 24, 2007	
	#	$	#	$	#	$	#	$
Opening balance, April 1, 2006	50,000	45,000	-	-	480,000	360,000	270,586	229,998
Issued	-	-	23,810	25,000	-	-	-	-
Exercised	-	-	-	-	(283,852)	(212,889)	(3,600)	(3,060)
Closing balance, December 31, 2006	50,000	45,000	23,810	25,000	196,148	147,111	266,986	226,938
Exercised	-	-	-	-	-	-	-	-
Closing balance, February 21, 2007	50,000	45,000	23,810	25,000	196,148	147,111	266,986	226,938

Stock Options

The following table reflects the activity under the stock option plan for the nine months ended December 31, 2006 and to the date of this Management's Discussion and Analysis:

Outstanding	# Options	Weighted Average Exercise Price
Opening balance, April 1, 2006	1,335,000	$ 0.51
Granted	437,500	$ 0.96
Exercised	(75,000)	$ 0.50
Closing balance, December 31, 2006	1,697,500	$ 0.63
Granted	1,367,750	$ 1.43
Exercised	-	-
Closing balance, February 21, 2007	3,065,250	$ 0.99
Exercisable February 21, 2007	1,099,750	$ 0.79

In January 2007, 1,367,750 stock options to purchase common shares were issued to directors, officers, employees and consultants of the company with a term of five years at exercise prices ranging from $1.40 to $1.43.

Contractual Arrangements and Commitments

SOD1 Technologies

On February 1, 2006, the Company acquired an exclusive license to develop certain SOD1 technologies owned by Dr. Cashman for diagnostic and therapeutic applications for ALS disease. In consideration, the Company committed to spend $300,000 on the technology within three years and pay a small royalty on commercial sales. The Company also received an option to acquire the technology on payment of $100,000 in cash or common shares at any time prior to the fifth anniversary of the license agreement.

In the first quarter of fiscal 2007, the Company acquired certain additional SOD1 technologies owned by Dr. Cashman for a nominal amount. The Company also entered into an agreement on the same date to license exclusive rights to these SOD1 technologies from Dr. Cashman's co-inventors at the University Health Network (UHN). As consideration for the license, the Company paid $5,000 in cash, and committed to fund $260,000 of SOD1 research at UHN, pay small commercial royalties and make milestone payments as follows:

i) Diagnostics - $15,000 in pre-commercial milestones and $100,000 on first product approval;

ii) Therapeutics - $300,000 in clinical milestones and $200,000 on first product approval.

The Company also received a buy-out option from UHN that entitles the Company to acquire the technologies prior to commercialization.

vCJD Commercialization

The Company is entering into contracts with vendors to supply goods and services in the normal course of business related to the supply of raw materials, scale up, manufacturing, assembly, and regulatory services related to the development and commercialization of our vCJD blood assay.

Summary of Quarterly Results

The Company began to generate expenses in the second quarter of fiscal 2005. The comparative quarterly data set out below are the results of Amorfix, the private company, prior to its reverse take over of Luxor on September 21, 2005.

The increase in the quarterly net loss from fiscal 2005 reflects the progression of the Company from its initial administrative stage through to the establishment of its research and development activities.

	2007			2006				2005
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Revenue	$66,140	$56,882	$47,977	$18,282	$15,404	$2,121	$700	$ -
Net loss	($863,378)	($776,474)	($764,369)	($598,677)	($458,665)	($755,043)	($154,629)	($93,453)
Net loss per share	($0.03)	($0.03)	($0.03)	($0.02)	($0.02)	($0.05)	($0.01)	($0.01)

Additional Information

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

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